UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMC NETWORKS INC.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

00164V103

(CUSIP Number of Class A Common Stock)

James G. Gallagher

11 Penn Plaza

New York, NY 10001

(212) 324-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Robert W. Downes

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$250,619,160.00	$32,517.56

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $250 million in value of shares of the Class A common stock, par value $0.01 per share, plus $619,160.00 in value of additional shares of Class A common stock, par value $.01 per share, purchased pursuant to the offer.

**

The amount of the filing fee previously paid ($32,450.00), calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $129.80 per million dollars of the initial value of the transaction of $250,000,000.00. The amount of the additional filing fee ($67.56), calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the additional value of the transaction of $619,160.00.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$32,450	Filing Party:	AMC Networks Inc.
Form or Registration No.:	Schedule TO	Date Filed:	September 16, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 3 TO SCHEDULE TO

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission by AMC Networks Inc., a Delaware corporation (“AMC Networks” or the “Company”), on September 16, 2020, as amended and supplemented by Amendment No. 1, filed on September 24, 2020, and Amendment No. 2, filed on October 15, 2020 (as so amended and supplemented, the “Schedule TO”), in connection with the Company’s offer to purchase up to $250 million in value of shares of its Class A common stock, par value $0.01 per share (the “Class A Shares”), at a price not greater than $26.50 nor less than $22.50 per Class A Share, to the seller in cash, less any applicable withholding taxes and without interest.

Only those items amended or supplemented are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO, the Offer to Purchase, dated September 16, 2020, and the related Letter of Transmittal.

ITEM 11.	ADDITIONAL INFORMATION

Item 11 is hereby amended and supplemented as follows:

On October 21, 2020, AMC Networks issued a press release announcing the final results of the tender offer, which expired at 12:00 Midnight, New York City time, at the end of Wednesday, October 14, 2020. A copy of such press release is filed as Exhibit (a)(5)(xi) to this Amendment No. 3 and is incorporated herein by reference.

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

(a)(5)(xi)	Press Release, dated October 21, 2020.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

AMC NETWORKS INC.

	By:	/s/ John Hsu
	Name:	John Hsu
Dated: October 21, 2020	Title:	Executive Vice President and Treasurer

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated September 16, 2020.*

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Letter to Participants in AMC Networks 401(k) Savings Plan.*

(a)(1)(vii)	Trustee Direction Form for Participants in AMC Networks 401(k) Savings Plan.*

(a)(1)(viii)	Letter to Stockholders, dated September 24, 2020.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Annual Report on Form 10-K of AMC Networks Inc. for the fiscal year ended December 31, 2019 filed on February 27, 2020 (incorporated by reference to such filing).

(a)(5)(ii)	Quarterly Report on Form 10-Q of AMC Networks Inc. for the fiscal quarter ended March 31, 2020 filed on May 5, 2020 (incorporated by reference to such filing).

(a)(5)(iii)	Quarterly Report on Form 10-Q of AMC Networks Inc. for the fiscal quarter ended March 31, 2020 filed on August 5, 2020 (incorporated by reference to such filing).

(a)(5)(iv)	Current Report on Form 8-K of AMC Networks Inc. filed on March 27, 2020 (incorporated by reference to such filing).

(a)(5)(v)	Current Report on Form 8-K of AMC Networks Inc. filed on June 17, 2020 (incorporated by reference to such filing).

(a)(5)(vi)	Current Report on Form 8-K of AMC Networks Inc. filed on July 2, 2020 (incorporated by reference to such filing).

(a)(5)(vii)	Current Report on Form 8-K of AMC Networks Inc. filed on September 15, 2020 (incorporated by reference to such filing).

(a)(5)(viii)	Press Release, dated September 15, 2020.*

(a)(5)(ix)	Summary Advertisement, dated September 16, 2020.*

(a)(5)(x)	Press Release, dated October 15, 2020.*

(a)(5)(xi)	Press Release, dated October 21, 2020.**

(d)(i)	Form of Registration Rights Agreement between AMC Networks Inc. and The Charles F. Dolan Children Trusts (incorporated by reference to Exhibit 3.5 to the Company’s Amendment No. 5 to Registration Statement on Form 10 filed on June 6, 2011).

(d)(ii)	Form of Registration Rights Agreement between AMC Networks Inc. and The Dolan Family Affiliates (incorporated by reference to Exhibit 3.6 to the Company’s Amendment No. 5 to Registration Statement on Form 10 filed on June 6, 2011).

(d)(iii)	Registration Rights Agreement, dated as of June 30, 2011, among AMC Networks Inc., the subsidiary guarantors named therein, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as representatives of the several initial purchasers (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on July 1, 2011).

(d)(iv)	Form of Standstill Agreement between AMC Networks Inc. and The Dolan Family Group (incorporated by reference to Exhibit 10.5 to the Company’s Amendment No. 5 to Registration Statement on Form 10 filed on June 6, 2011).

(d)(v)	AMC Networks Inc. Amended and Restated 2016 Employee Stock Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement filed on Schedule 14A filed on May 13, 2020).

(d)(vi)	AMC Networks Inc. Amended and Restated 2011 Stock Plan for Non-Employee Directors (incorporated by reference to Appendix B to the Company’s Proxy Statement filed on Schedule 14A filed on May 13, 2020).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.